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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4 to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
TIPPERARY CORPORATION
(Name of Issuer)
Santos International Holdings Pty Ltd.
Santos Limited
Tipperary Corporation
(Name of Person(s) Filing Statement)
Common Stock, $0.02 par value per share
(Title of Class of Securities)
888002300
(CUSIP Number)

Wesley Jon Glanville Company Secretary c/o Santos International Holdings Pty Ltd. A.B.N. 57 057 585 869 Santos House 91 King William Street Adelaide, South Australia 5000 Australia 011.618.8218.5111	Kathleen A. Hogenson, President Tipperary Corporation 633 Seventeenth Street, Suite 1800 Denver, Colorado 80202 303.293.9379
Copies to:
Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400
Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b‑2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transaction Valuation $149,370,479*	Amount of filing fee $17,581
*	Set forth the amount on which the filing fee is calculated and state how it was determined.(1)

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$17,581

Form or Registration No.:	Preliminary Schedule 14A

Filing Party:	Tipperary Corporation

Date Filed:	August 12, 2005

(1)	Under the Amended and Restated Agreement and Plan of Merger, dated July 4, 2005, by and among Tipperary Corporation, Santos International Holdings Pty Ltd. (“SIH”), and Santos Acquisition Co. (“Merger Sub”), Merger Sub will merge with and into Tipperary Corporation with Tipperary Corporation being the surviving corporation of such merger. Under the merger, each outstanding share of Tipperary Corporation common stock will be converted into the right to receive $7.43 in cash, except for the portion of the shares held by SIH, Santos Limited or its subsidiaries, which shares will be cancelled in the merger without any payment of merger consideration therefor. As of August 11, 2005, there were 18,875,550 shares of common stock (net of treasury stock) issued and outstanding, not including shares held by SIH, Santos Limited or its subsidiaries. The filing fee was determined by adding (a) the product of 18,875,550 shares and the merger consideration of $7.43 per share of common stock, plus (b) $9,125,942, representing the net merger consideration ($7.43 less the applicable exercise price per share for each share received upon exercise of a Tipperary Corporation option or warrant payable to (i) holders of options that have vested or will vest prior to the effective time of the merger, and (ii) holders (other than SIH, Santos Limited or its subsidiaries) of warrants that are exercisable or will become exercisable prior to the effective time of the merger ((a) and (b) together being the “Merger Consideration”). The required fee, calculated in accordance with Section 14(g)(1) of the Securities Exchange Act of 1934, as amended, equals 0.0001177 of the Merger Consideration, or $17,581.

INTRODUCTION
     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on August 12, 2005, as amended by Amendment No. 1 to Schedule 13E-3 filed on August 16, 2005, as further amended by Amendment No. 2 to Schedule 13E-3 filed on September 16, 2005, and as further amended by Amendment No. 3 to Schedule 13E-3 filed on September 27, 2005 (collectively, “Schedule 13E-3”), filed with the United States Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Tipperary Corporation, a Texas corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein (the “Company”); Santos International Holdings Pty Ltd., a company incorporated under the laws of the Australian Capital Territory, Australia (“SIH”), a wholly-owned subsidiary of Santos Limited; Santos Limited, a company incorporated under the laws of South Australia, Australia (“Santos Limited”); and Santos Acquisition Co., a newly-incorporated Texas corporation (“Merger Sub”) and a wholly-owned subsidiary of SIH.
     The purpose of this Amendment No. 4 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Schedule 13E-3.
Item 15. Additional Information.
Item 1011(b).
     On October 28, 2005, the Company filed the Articles of Merger with the Secretary of State of the State of Texas, pursuant to which Merger Sub was merged with and into the Company, with the Company as the surviving corporation (the “Merger”). The Merger became effective as of the date of filing, at which time (i) each of the outstanding shares of the common stock of the Company (other than shares held by SIH, Santos Limited or any of its subsidiaries, and shares held by shareholders exercising dissenters’ appraisal rights (“Excluded Shares”)) was automatically converted into the right to receive $7.43 in cash, without interest, upon surrender and acceptance of the certificate for such share by the Company’s paying agent, (ii) all of the Excluded Shares were cancelled, and (iii) the separate corporate existence of Merger Sub ceased.
     As a result of the Merger, the Company’s common stock ceased to trade on the American Stock Exchange and became eligible for delisting from the American Stock Exchange and termination of registration pursuant to Rules 12g-4 and 12h-3. Accordingly, on November 1, 2005, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.
Item 16. Exhibits.
(a)(6) Press Release dated October 28, 2005 (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by the Company on November 1, 2005).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2005	SANTOS INTERNATIONAL HOLDINGS PTY LTD. A.B.N. 57 057 585 869
	By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville,
Company Secretary

Dated: November 2, 2005	SANTOS LIMITED A.B.N. 80 007 550 923
	By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville,
Company Secretary

Dated: November 2, 2005	TIPPERARY CORPORATION
	By:	/s/ Kathleen A. Hogenson
Kathleen A. Hogenson,
President

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